EXHIBIT 99.1

RedHill Biopharma to Present at Jefferies Virtual Healthcare Conference

TEL-AVIV, Israel and RALEIGH, N.C., May 28, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that Mr. Dror Ben-Asher, RedHill’s Chief Executive Officer, will present a corporate overview at the Jefferies Virtual Healthcare Conference on Thursday, June 4, 2020, at 11:00 a.m. EDT.

The presentation will be broadcast live and available via replay for 30 days on the Company's website, http://ir.redhillbio.com/events. Please access the website at least 15 minutes ahead of the presentation to register.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs Movantik® for opioid-induced constipation in adults1, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults2 and Aemcolo® for the treatment of travelers’ diarrhea in adults3. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107 (upamostat), a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer, inflammatory gastrointestinal diseases and a development program for COVID-19. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the clinical condition of the patients treated with opaganib will not continue to improve and may worsen, the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement, the risk that clinical trials of opaganib or RHB-107 in the U.S., Israel, Italy or elsewhere for the treatment of COV-19, if conducted at all, will not show any improvement in patients, the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of COVID-19 on the business of the Company; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under the compassionate use programs as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

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1 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
2 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com
3 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.